NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Bank of America Corporation (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Market Index Target-Term Securities, Linked to the S&P 500 Index, due March 28, 2014 (suspended: 3/28/2014) symbol: SCT

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that, on February 28, 2014, the issuer liquidated the securities listed above at a rate of $15.700000 per unit. Accordingly, trading in the issue was suspended before the opening on the date specified above.